SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Concludes Global Share Offering, Reinforcing Cash Position by R$627.1 Million
With a stronger balance sheet, GOL is now prepared to benefit from the growth of air transport in Brazil and Latin America

São Paulo, October 19, 2009 –GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 e NYSE: GOL), the largest low-cost and low-fare airline in Latin America, hereby announces the conclusion of its global share offering, which increased its cash position by R$627.1 million.

With an improved cash position that now represents more than 20% of its net revenues recorded during the last twelve months, and with its other competitive advantages: (i) the flight frequency leader between Brazil’s main airports, (ii) Leadership in Latin America in low operating cost structure, number of affiliates in its mileage program (6.4 million) and e-commerce sales, and (iii) state-of-the-art corporate governance practices, GOL believes it is well structured to benefit from the growth of air transport in Brazil and Latin America.

“The success of the offering has put GOL among the world’s most capitalized airlines. This will create shareholder value because it will allow the Company to develop its strategic plan in a flexible manner and with a focus on results,” declared Leonardo Pereira, Vice-President and Chief Financial and Investor Relations Officer.

“With VoeFácil program (FlyEasy program) and our low-cost structure, we expect to will attract more of the new Brazilian middle-income population, making air transport even more popular in Brazil. In addition, the SMILES program and the high frequency of our flights should allow us to continue attracting more business travelers, while our e-commerce platform, together with GOLLOG, our cargo transport unit, are increasing our ancillary revenues” added Constantino de Oliveira Junior, GOL’s founder and CEO.

“GOL is well positioned to benefit from the growth of air transport in Brazil and Latin America”

Our high quality of our operations, backed by a modern and standardized fleet of next generation Boeing 737 aircraft, ensures regular, punctual flights, and has made us achieve the leadership in terms of operating profitability in the Brazilian industry.

The offering comprised 62.2 million common and preferred shares (38.0 million in the primary offering, totaling R$627,1million) at R$16.50 per share (US$ 9.48 per ADS), totaling R$1,026.1 million.

The difference between the total offering and the primary offering is due to the offering structure designed to comply with Brazilian corporate law, keeping a minimum ratio of 50% between common and preferred shares (including ADSs). Under the offering structure, Fundo ASAS, the Company’s controlling shareholder, sold a portion of its preferred shares, while the proceeds were used to buy common shares issued to comply with the regulatory ratio. The structure allowed the Company to achieve its capital increase targets and to comply with the Brazilian Corporate Law.

A complete breakdown of the offering is shown below:

Breakdown of the Number of Shares and Value of the Global Offering

Global Share Offering	Number of Shares	Total Value**
Primary Global Offering	34,550,000	R$570,075,000
Common Shares	17,275,000	R$285,037,500
Preferred Shares	17,275,000	R$285,037,500
Additional Shares (hot issue)	3,455,000	R$57,007,500
Common Shares	1,727,500	R$28,503,750
Preferred Shares	1,727,500	R$28,503,750
Primary Offering Total	38,005,000	R$627,082,500
Share Conversion Total*	19,002,500	R$313,541,250
Over-allotment Option (Green Shoe - secondary)	5,182,500	R$85,511,250
Total - Global Share Offering	62,190,000	R$1,026,135,000
Common Shares	19,002,500	R$313,593,250
Preferred Shares	43,187,500	R$712,593.750

*The financial volume and number of shares involved in the conversion of preferred to common shares by Fundo ASAS, which was structured in such a way as to ensure the feasibility of the global offering by maintaining the capital stock ratio at 50% common shares and 50% preferred shares (including ADSs), in compliance with paragraph 2 of article 15 of Brazil’s Corporate Law.
** Gross amounts – including associated commissions and expenses.

The leading asset management firms in Brazil, the United States, Europe and Asia took part in the offering. Foreign investors accounted for 69.9% of the total and Brazilian institutional investors and private pension funds for 20.3% . Of the 43,187,500 preferred shares distributed in the primary and secondary offerings, 49.6% were in the form of ADSs (American Depositary Shares) on the NYSE.

The table below shows the preferred share and ADS distribution per investor profile:

Type of Investor	Number of Preferred Shares	%
Individuals	2,588,463	6.0%
Investment Clubs	322,316	0.7%
Investment Funds (national)	8,635,024	20.0%
Private Pension Funds	138,749	0.3%
Foreign Investors	30,200,831	69.9%
Other Institutional Investors	1,302,117	3.0%
Total	43,187,500	100.0%

As a result of the offering, the preferred share free float (excluding shares held by board members and executive officers) increased from 44.5% to 70.5% . In terms of total capital, the free float climbed from 22.2% to 35.3% .

The following tables show the shareholding breakdown before and after the offering:

Shareholding breakdown Before the Offering

Shareholder	ON	%	PN	%	Total	%
Fundo ASAS	114,197,142	85.7%	59,795,617	52.4%	173,992,759	76.2%
Board Members & Executive Officers	16	-	2,064,587	1.8%	2,064,603	0.9%
Shares held in Treasury	-	-	1,574,200	1.4%	1,574,200	0.7%
Market (free float)	-	-	50,762,751	44.5%	50,762,751	22.2%
Total	114,197,158	100.0%	114,197,155	100.0%	228,394,313	100.0%

Shareholding breakdown After the Offering

Shareholder	ON	%	PN	%	Total	%
Fundo ASAS	133,199,642	100.0%	35,610,617	26.7%	168,810,259	63.4%
Board Members & Executive Officers	16	-	2,064,587	1.5%	2,064,603	0.8%
Shares held in Treasury	-	-	1,574,200	1.2%	1,574,200	0.6%
Market (free float)	-	-	93,950,251	70.5%	93,950,251	35.3%
Total	133,199.658	100.0%	133,199,655	100.0%	266,399,313	100.0%

CONTACT:

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Investor Relations
Leonardo Pereira - CFO and IRO
Rodrigo Alves – Head of IR
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : www.twitter.com/GOLcomunicacao

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
Emails: meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.